EXHIBIT 99.1

Internet Gold Announces Update in Transaction Documents (SPA) Received from Searchlight

Ramat Gan, Israel – June 17, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD) today announced that further to the Company's announcements on June 13, 2019 and June 12, 2019, the Company received an updated draft of the SPA, which includes certain amendments relating to the pledge to be provided to B Communications Ltd.'s debenture holders. The amended provisions of the SPA were submitted to the U.S. Securities and Exchange Commission on Form 6K as exhibits 99.2.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd, the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel.

www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

At this stage, there is no certainty regarding the outcome of the discussions and contacts with Searchlight, the Company’s debenture holders and B Communications.

For further information, please contact:

Yuval Snir - IR Manager

Yuval@igld.com / Tel: +972-3-924-0000